TROIKA MEDIA GROUP, INC. 25 West 39th Street New York, NY 10018 February 17, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Re: Troika Media Group, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-264112 Ladies and Gentlemen: Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Troika Media Group, Inc. a corporation formed under the laws of the State of Nevada (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 4, 2022. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Michael Tenore, Secretary, Troika Media Group, Inc., at 25 West 39th Street New York, NY 10018 (or via email at mtenore@troikamedia.com), with a copy to Maurice Lefkort, Willkie Farr & Gallagher, LLP, 787 7th Avenue, New York, NY, 10019 (or vi email at mlefkort@willkie.com). * * *

Please do not hesitate to contact Maurice Lefkort via telephone at (212) 728-8239 or via email at mlefkort@willkie.com if you have any questions regarding the foregoing or if we can provide any additional information. cc: Sadiq (Sid) Toama Maurice Lefkort, Esq. Respectfully Submitted, Troika Media Group, Inc. By:_/s/ Michael Tenore___________________ Name: Michael Tenore Title: Secretary